Exhibit (a)(1)(B)

LETTER OF TRANSMITTAL
PURSUANT TO THE
OFFER TO EXCHANGE DATED MAY 12, 2006

Please read this Letter of Transmittal carefully.  To properly elect to exchange your eligible options, we must receive your signed and dated Letter of Transmittal before 11:59 p.m., Eastern Time, on the expiration date, which is currently June 12, 2006.

You are not required to return this Letter of Transmittal if you are electing not to participate in the offer.  If you do not submit this Letter of Transmittal by the deadline, it will be interpreted as your election not to participate in the offer, and you will retain all of your outstanding options with their current terms.  If you are electing to exchange eligible options, you must send this entire Letter of Transmittal (including all eight pages) via electronic delivery, facsimile, regular mail, overnight courier or hand delivery using the following contact information:

Via Electronic Delivery:
Scan the completed and signed Letter of Transmittal and e-mail it to mbrown@strayer.edu.

Via Facsimile:
Strayer Education, Inc., Attn: Mark Brown, Facsimile number (703) 527-1102.

Via Regular Mail, Overnight Courier or Hand Delivery:
Strayer Education, Inc., Attn: Mark Brown, 1100 Wilson Blvd., Suite 2500, Arlington, VA 22209.

You do not need to return your stock option agreements in order to effectively elect to accept this offer.

We intend to electronically confirm our receipt of your Letter of Transmittal within two business days of receipt.  If you do not receive confirmation of our receipt, it is your responsibility to ensure that we have received your election.

If you think the information regarding your eligible options in your Individual Statement of Options accompanying this Letter of Transmittal is incorrect, or if you do not receive an electronic confirmation of our receipt of your Letter of Transmittal, or if you have any questions about the offer, please telephone Mark Brown at (703) 247-2500 or send an e-mail to mbrown@strayer.edu.

Exhibit (a)(1)(B)

To:	Strayer Education, Inc.

I have received the Offer to Exchange dated May 12, 2006, this Letter of Transmittal and the form of Restricted Stock Agreement (the ‘‘Agreement’’). I have previously been provided a copy of the 1996 Stock Option Plan, as amended (the ‘‘Option Plan’’).

I understand that if I elect to participate in the offer I will exchange some or all of my outstanding option grants that have an exercise price per share in excess of $107.00 (the ‘‘eligible options’’) for a lesser number of shares of restricted stock, as described in the Offer to Exchange. I acknowledge receipt of the Offer to Exchange and my Individual Statement of Options. I understand that each share of restricted stock that I will receive in the exchange will vest on the same vesting date as the option being exchange would have vested.  I acknowledge that I must continue to provide service to Strayer or one of its subsidiaries through the required vesting periods to become entitled to receive or retain the underlying shares of common stock vesting at the end of each vesting period.

I have reviewed the table of my eligible options contained in my Individual Statement of Options, and I confirm that I hold the options listed.  By completing, signing and delivering this Letter of Transmittal, I hereby elect to exchange all of the eligible options I have so indicated in Annex A.  For each eligible option I have elected to exchange, I understand that I will receive, upon the terms and subject to the conditions in the Offer to Exchange and this Letter of Transmittal (which together constitute the ‘‘offer’’), an award for the number of shares of Strayer restricted stock based on the exchange ratio described in the Offer to Exchange.  I understand that if I have returned a Letter of Transmittal in a timely fashion but have not indicated my election by checking either ‘‘Yes’’ or ‘‘No’’ or ‘‘Partial’’ and writing my initials next to any option grants listed on the table in Annex A that Strayer will be entitled, in its sole discretion, either to (a) request that I return a new Letter of Transmittal indicating my election or (b) interpret my Letter of Transmittal to be an election to exchange all option grants listed in the table for which I have not checked ‘‘No.’’

If, before the expiration of the offer, I wish to exercise some or all of the eligible options I am electing to exchange, I acknowledge that I cannot do so unless I first properly withdraw this election to exchange in accordance with procedures set forth in Part III, Section 5 of the Offer to Exchange.

I acknowledge that upon the occurrence of any of the conditions set forth in Part III, Section 7 of the Offer to Exchange, Strayer may terminate or amend the offer and postpone its acceptance and cancellation of any eligible options I elect for exchange.

I acknowledge that the shares of restricted stock will be subject to the terms and conditions set forth in the Option Plan and the Agreement, which will constitute an agreement between Strayer and me.  I have reviewed a form of the Agreement provided or made available to me.

I hereby represent and warrant that I have full power and authority to elect to exchange the options exchanged hereby and that, when and to the extent such options are accepted for exchange by Strayer, such options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such options will not be subject to any adverse claims. Upon request, I will execute and deliver any additional documents deemed by Strayer to be necessary or desirable to complete the exchange of the options I am electing to exchange.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall not be affected by, and shall survive, my death or incapacity, and all of my obligations hereunder shall be binding upon my heirs, personal representatives, successors and assigns.

By signing this Letter of Transmittal, I acknowledge that my election to exchange my eligible options pursuant to the procedure(s) described in the Offer to Exchange and in the instructions to this Letter of Transmittal will constitute my acceptance of the terms and conditions of the offer.  Strayer’s acceptance for exchange of options offered to be exchanged pursuant to the offer will constitute a binding agreement between Strayer and me, upon the terms and subject to the conditions of the Offer to Exchange and this Letter of Transmittal.

Exhibit (a)(1)(B)

I acknowledge that I expect no financial compensation from the exchange and cancellation of my options. I also acknowledge that in order to participate in the offer I must be an eligible employee of Strayer or one of its subsidiaries from the date when I elect to exchange my eligible options through the date when the shares of restricted stock are granted and otherwise be eligible to participate under the Option Plan.  I further acknowledge that if I do not remain an eligible employee, I will not receive any restricted stock or any other consideration for the options that I elect to exchange.

I hereby give up all ownership interest in the options that I elect to exchange, and I understand that they will become null and void on the date Strayer accepts my options for exchange.  I agree that I will have no further right or entitlement to purchase shares of Strayer’s common stock under the eligible options accepted by Strayer for exchange or have any other rights or entitlements under such options.  I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable on the date Strayer accepts my options for exchange.

I acknowledge that Strayer has advised me to consult with my own advisors as to the consequences of participating or not participating in the offer to exchange.

IMPORTANT NOTE:

PARTIAL EXCHANGE PERMITTED

You may tender for exchange a portion of any eligible option by instructing so in Annex A. The amount exchanged must be in increments of at least 100 shares. If the amount of any eligible option to be exchanged is less than the total number of shares subject to the eligible option, then Strayer will exchange that portion of the eligible option only and the eligible option will remain outstanding for the balance of the shares not exchanged. If an eligible employee elects to exchange only a portion of their eligible option, then the outstanding eligible option will be modified to reduce the number of shares subject to the eligible option by the amount exchanged. Other than the number of shares subject to the eligible option, the terms and conditions of eligible option and your option agreement will remain the same, including the exercise price and vesting period. As an example, if an eligible employee holding an eligible option to purchase 2,000 shares elects to exchange only 1,200 shares subject to that eligible option, then (i) the outstanding option will be modified to reduce the number of shares subject to the eligible option by 1,200 shares (leaving the eligible employee with an outstanding eligible option to purchase 800 shares on the same terms) and (ii) 1,200 shares would be tendered in the exchange.

Exhibit (a)(1)(B)

ANNEX A

LETTER OF TRANSMITTAL
PURSUANT TO THE
OFFER TO EXCHANGE DATED MAY 12, 2006

Employee Name:    __________________________________

Please type or print clearly

Instructions:

1.	Please write in the total number of shares subject to your eligible option in the appropriate column below. This is to confirm against our records. If you do not hold one of the eligible options listed, please mark N/A in the appropriate column.

2.	Please mark YES in the appropriate column if you wish to exchange ALL of the eligible option.

3.	Please mark NO in the appropriate column if you DO NOT wish to exchange the eligible option and instead wish to retain the eligible option.

4.	Please mark PARTIAL if you wish to exchange a portion of your eligible option and retain the balance of the shares subject to your eligible option. Please note that the amount exchanged must be in increments of at least 100 shares.

5.	If you mark PARTIAL with respect to an eligible option, please write in the number of shares subject to that eligible option that you wish to exchange in the appropriate column. If you marked YES, you may write in the total number you wish to exchange (which should match your total in the second column) but you are not required to do so.

Please write your initials next to each entry.

Eligible Option(1)	Total Number of Shares Subject to Your Eligible Option	YES	NO	PARTIAL(2)	Number of Shares to Be Exchanged	INITIALS
2/15/2005
2/10/2004
5/11/2004

(1)	Identified by Grant Date

(2)	Must be in increments of at least 100 shares

IMPORTANT:    Please review your selection above carefully. Note that for each of your outstanding eligible options listed above, you should mark ‘‘Yes’’ if you wish to exchange ALL of the shares subject to the eligible option for shares of restricted stock, or mark ‘‘No’’ if you do not wish to exchange the eligible option and instead wish to retain the option with its current terms.  You should mark ‘‘Partial’’ if you wish to exchange a portion of the eligible option. Please note that the amount exchanged must be in increments of at least 100 shares.

[SIGNATURE PAGE FOLLOWS]

Exhibit (a)(1)(B)

Employee Signature	Date and Time

Employee Name Printed

Daytime Telephone Number	E-mail Address

Exhibit (a)(1)(B)

INSTRUCTIONS FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.    Delivery of Letter of Transmittal.    Strayer must receive your signed and dated Letter of Transmittal before the offer expires, which is currently scheduled for 11:59 p.m., Eastern Time, on June 12, 2006.Any Letter of Transmittal received after that time will not be accepted.

The method of delivery of any document is at your election and risk.  If you choose to submit a Letter of Transmittal, your election will be effective upon receipt. If hand delivery is not feasible, we recommend that you send it via electronic delivery or facsimile, and then follow up with a telephone call or e-mail to confirm receipt by the deadline.  If delivery is by mail, we recommend that you use registered mail with return receipt requested and properly insure your package.  In all cases, you should allow sufficient time to ensure timely delivery. You should not use interoffice mail.

Strayer will not accept any alternative, conditional or contingent offers to exchange options.  All eligible employees electing to exchange options, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of their election to exchange, except as provided for in the offer to exchange.

2.    Withdrawal of Election.    Elections to exchange made pursuant to the offer may be withdrawn at any time prior to the expiration of the offer.  If the offer is extended by Strayer beyond that time, you may withdraw your election at any time until the extended expiration of the offer.  In addition, although Strayer currently intends to accept your validly tendered options promptly after the expiration of the offer, unless Strayer accepts and cancels your tendered eligible options before 11:59 p.m., Eastern Time, on August 1, 2006, you may withdraw your tendered options at any time after August 2, 2006.  To withdraw your tendered options, you must deliver the accompanying Notice of Withdrawal with the required information while you still have the right to withdraw the election.  Withdrawal elections may not be rescinded and any eligible options withdrawn from the offer will thereafter be deemed not properly tendered for purposes of the offer.  To re-elect to exchange options that you have withdrawn, you must again follow the procedures described in these Instructions to deliver a new Letter of Transmittal prior to the expiration of the offer.

3.    Inadequate Space.    If the space provided in the Letter of Transmittal is inadequate, the information requested in the table in Annex A regarding which options are being elected for exchange should be provided on a separate schedule attached to the Letter.

4.    Signatures on this Letter of Transmittal.    If this Letter of Transmittal is signed by the option holder, the signature must correspond with the name as written on the face of the stock option agreement(s) to which the options are subject.  If your name has been legally changed since your stock option agreement was signed, please submit proof of the legal name change.

If this Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to us of the authority of that person so to act must be submitted with this Letter of Transmittal.

5.    Requests for Assistance or Additional Copies.    If you have any questions or need assistance, or would like to request additional copies of the Offer to Exchange or this Letter of Transmittal, please contact Mark Brown at (703) 247-7500 or mbrown@strayer.edu.  All copies will be furnished promptly at Strayer’s expense.  You may also contact Strayer by fax or through regular mail using the contact information listed above.  You may also use the above contact information to overnight courier or hand deliver your correspondence to Strayer.

6.    Irregularities.    All questions as to the number of shares subject to options to be accepted for exchange and the number of shares of restricted stock to be granted, and any questions as to form of documents and the validity (including eligibility and time of receipt), form and acceptance of any options elected to be exchanged will be determined by Strayer in its sole discretion, which determinations shall be final and binding on all interested persons.  Strayer reserves the right to reject any or all elections to

Exhibit (a)(1)(B)

exchange options that Strayer determines not to be in appropriate form or the acceptance of which may, in the opinion of Strayer’s counsel, be unlawful.  Strayer also reserves the right to waive any of the conditions of the offer and any defect or irregularity in any election to exchange options, and Strayer’s interpretation of the terms of the offer (including these instructions) will be final and binding on all parties.  No election to exchange options will be deemed to be properly made until all defects and irregularities have been cured or waived.  Unless waived, any defects or irregularities in connection with an election to exchange options must be cured within such time as Strayer shall determine.  Neither Strayer nor any other person is or will be obligated to give notice of any defects or irregularities in the election to exchange options, and no person will incur any liability for failure to give any such notice.

7.    Additional Documents to Read.    You should be sure to read the Offer to Exchange, this Letter of Transmittal, the Notice of Withdrawal, the Option Plan and the form of Agreement before deciding to participate in the offer.

8.    Important Tax Information.    You should consult your own tax advisor and refer to Part III, Section 14 of the Offer to Exchange, which contains important U.S. federal income tax information.

9.    Data Privacy.    By accepting the offer, you hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this document by and among, as applicable, Strayer and/or any affiliate for the exclusive purpose of implementing, administering and managing your participation in the offer.

You understand that your employer, Strayer and/or any affiliate may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock held in the company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the purpose of implementing, administering and managing Strayer stock and other employee benefit plans and this offer (‘‘Data’’).  You understand that Data may be transferred to any third parties assisting in the implementation, administration and management of the offer. You understand that you may request a list with names and addresses of any potential recipients of the Data by contacting Mark Brown at (703) 247-7500 or mbrown@strayer.edu.  You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Strayer’s stock and other employee benefit plans and this offer.  You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the stock and other employee benefit plans and this offer.  You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data, in any case without cost, by contacting in writing the human resources department. You understand that refusing or withdrawing your consent may affect your ability to participate in this offer.

10.    Acknowledgement and Waiver.    By accepting this offer, you acknowledge that: (i) the offer is established voluntarily by Strayer, it is discretionary in nature and it may be extended, modified, suspended or terminated by Strayer at any time, as provided in the offer; (ii) the grant of restricted stock is voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock or options, or benefits in lieu of restricted stock or options, even if restricted stock or options have been granted repeatedly in the past; (iii) all decisions with respect to future grants under any Strayer stock plan, if any, will be at the sole discretion of Strayer; (iv) your acceptance of the offer will not create a right to employment or be interpreted to form an employment agreement with Strayer, its subsidiaries or its affiliates and will not interfere with the ability of your current employer, if applicable, to terminate your employment relationship at any time with or without cause; (v) your acceptance of the offer is voluntary; (vi) the future value of Strayer’s shares is uncertain and cannot be predicted with certainty; (vii)  the offer, the exchanged options and the shares of restricted stock are outside the scope of your employment contract, if any, and are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

Exhibit (a)(1)(B)

(viii) if you accept the offer and receive an award of restricted stock and obtain shares of Strayer common stock pursuant to such award, the value of the shares acquired may increase or decrease in value; (ix) you understand the risks associated with your participation in the offer as described in ‘‘Certain Risks of Participating in the Offer’’ contained in the Offer to Exchange; and (x) no claim or entitlement to compensation or damages arises from diminution in value of any shares of restricted stock or shares acquired pursuant to the restricted stock you may receive as a result of participating in the offer and you irrevocably release Strayer and its subsidiaries and affiliates from any such claim that may arise.

11.    Tax Liability.    Regardless of any action that Strayer, its subsidiaries or its affiliates take with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related withholding (‘‘applicable withholdings’’), you acknowledge that the ultimate liability for all applicable withholdings is and remains your sole responsibility and that Strayer, its subsidiaries and its affiliates (i) make no representations or undertakings regarding the treatment of any applicable withholdings in connection with any aspect of the cancellation of eligible options or the grant of shares of restricted stock, the vesting of the restricted stock and delivery of shares of Strayer common stock pursuant to the restricted stock, the subsequent sale of shares of Strayer common stock acquired pursuant to the restricted stock and the receipt of any dividends; and (ii) do not commit to structure the terms of the offer, including cancellation of the eligible options and/or the grant of restricted stock, to reduce or eliminate your liability for applicable withholdings.

You agree to pay or make adequate arrangements satisfactory to Strayer, its subsidiaries and its affiliates to satisfy all applicable withholding obligations of Strayer, its subsidiaries and its affiliates.  In this regard, you authorize Strayer, its subsidiaries and its affiliates to withhold all applicable withholdings legally payable by you from your wages or other cash payment paid to you by Strayer, its subsidiaries and its affiliates or from proceeds of the sale of shares of Strayer common stock.  Alternatively, or in addition, if permissible under local law, Strayer may (i) sell or arrange for the sale of shares of Strayer common stock that you acquire to meet the applicable withholding obligation, and (ii) withhold in shares of Strayer common stock, provided that Strayer only withholds the amount of shares of Strayer common stock necessary to satisfy the minimum withholding amount.  Finally, you agree to pay to Strayer, its subsidiaries and its affiliates any amount of applicable withholdings that Strayer, its subsidiaries and its affiliates may be required to withhold as a result of your participation in the offer that cannot be satisfied by the means previously described.

12.    Electronic Delivery of Documents.    Any document relating to participation in the offer or any notice required or permitted by the Offer to Exchange, this Letter of Transmittal or a Notice of Withdrawal shall be given in writing and shall be deemed effectively given only upon receipt by Strayer.  The Offer to Exchange, this Letter of Transmittal, a Notice of Withdrawal, your Individual Statement of Options, the Agreement, the Option Plan and any other communications to option holders in connection with the offer (collectively, the ‘‘documents’’) may be delivered to you electronically.  In addition, you may deliver electronically to Strayer this Letter of Transmittal or a Notice of Withdrawal.  Such means of electronic delivery may include, but do not necessarily include, the delivery of a link to a Strayer intranet or the internet site of a third party involved in administering the offer, the delivery of the document via e-mail or such other means of electronic delivery specified by Strayer.  By executing this Letter of Transmittal, you acknowledge that you have read this Instruction and consent to the electronic delivery of the documents.  You acknowledge that you may receive from Strayer a paper copy of any documents delivered electronically at no cost to you by contacting Strayer by telephone or in writing using the contact information on the first page of this Letter of Transmittal.  You further acknowledge that you will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails.  Similarly, you understand that you must provide Strayer or any designated third party administrator with a paper copy of any documents if the attempted electronic delivery of such documents fails.  You may revoke your consent to the electronic delivery of documents described in this Instruction or may change the electronic mail address to which such documents are to be delivered (if you have provided an electronic mail address) at any time by notifying Strayer of such revoked consent or revised e-mail address

Exhibit (a)(1)(B)

by telephone, postal service or electronic mail.  Finally, you understand that you are not required to consent to electronic delivery of documents described in this Instruction.

13.    Governing Law and Documents.    The Letter of Transmittal is governed by, and subject to, United States federal and Virginia law, as well as the terms and conditions set forth in the Offer to Exchange.  For purposes of litigating any dispute that arises under the Letter of Transmittal, the parties hereby submit to and consent to the exclusive jurisdiction of Virginia and agree that such litigation shall be conducted in the courts of Virginia, or the federal courts for the United States for the Eastern District of Virginia.